FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 14, 2003

Commission File Number: 000-30932

REGUS PLC
(Translation of registrant’s name into English)

3000 Hillswood Drive
Chertsey KT16 0RS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

REGUS PLC

INDEX TO EXHIBITS

Item
1.	Interim report for six months ended June 2003

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2003

REGUS PLC

By:	/s/ Tim Regan

	Name:	Tim Regan
	Title:	Company Secretary

ITEM 1

Regus plc

Interim Report

Six months ended June 2003

Regus

2	Interim Report 2003

Chairman’s Statement

The Regus Group continued to make steady progress during the first half of 2003. In late December 2002, Regus successfully recapitalised its business through the sale of a majority interest in its UK operations. This placed Regus on a firm financial footing allowing management to focus its attention elsewhere during the first six months of the year.

In mid-January, Regus filed for Chapter 11 creditor protection under the US Bankruptcy Code in order to reorganise the Group’s principal loss-making operations which were in the US. Regus was the first listed British company to take this radical step. We announced the successful completion of that reorganisation process in late August and our planned exit from Chapter 11. During the first half, Regus also reorganised some of its smaller operations elsewhere around the world.

As a result, the Regus Group as a whole has now moved to cash break-even at the operating level on a global basis.

Regus is also seeing other positive signs. Inquiry levels and the contracted forward order book remain strong and new orders for workstations in the second quarter were up 8% on the first quarter. During the half-year, major corporate outsourcing deals totalling approximately £30 million were transacted with leading companies such as IBM, Starbucks, Xerox, Kodak and Oracle. Our key indicator Revenue per Available Workstation (REVPAW) at £2,213 was up 5% on the first half of last year. However, as a result of the reorganisation in the US, overall turnover at £129 million was down slightly (4%) on the first half of 2002.

3

At 30 June 2003, cash at bank totalled £49.5 million of which £21.6 million was free cash. In July, we received £10 million in connection with the deferred consideration from the sale of a majority stake in Regus UK. Cash generation nevertheless remains the Board’s main priority.

We are continuing to make steady progress. With major reorganisation now behind us, Regus is well placed to benefit from any sustained upturn in its key markets around the globe.

John Matthews
Chairman

4      Interim Report 2003

Review of first half 2003

The following table sets forth the Group’s revenue, centre contribution before exceptional items and workstations (i.e. weighted average number of available workstations) by geographic region.

	(in £ millions, except workstations)
	6 months ended 30 June 2003			6 months ended 30 June 2002
		Centre	Work-		Centre	Work-
	Revenue	Contrib’n	stations	Revenue	Contrib’n	stations
	£m	£m		£m	£m	(re-based)*
UK*	2.0	2.0	–	85.6	15.4	22,841
Rest of Europe+	72.4	5.2	30,839	70.9	5.4	34,076
Americas	40.1	(10.9)	21,935	48.2	(8.4)	23,994
Rest of World	14.9	1.7	5,688	15.3	0.6	5,968

	129.4	(2.0)	58,462	220.0	13.0	86,879

* A 58% controlling interest in Regus UK was sold on 31 December 2002. Revenue in 2003 relates to management fees.

+ Ireland, which in the first half of 2002 had revenue of £2.2 million, centre contribution of £0.8 million and 3,809 workstations, is now included in the Rest of Europe.

Workstations

During the 6 months to 30 June 2003, the Group entered a period of significant reconstruction, with the main focus to reduce capacity in loss making centres.

The Chapter 11 proceedings in the US have allowed us already to remove over 1,800 loss making workstations from our inventory since the turn of the year.

In Europe, we also reduced our inventory of workstations during the first half of 2003. This has resulted in a significant reduction in costs.

5

Revenue

The fall in the Group’s revenue between the first half of 2002 and the first half of 2003 was £90.6 million. This was primarily due to the sale of a majority stake in the UK business in December. There was also a 17% fall in revenue in the Americas region, though when compared to the second half of 2002 the fall is just 8%, which can almost entirely be explained by an adverse currency movement against the US dollar and related currencies. This was especially noted in Brazil where GBP revenue fell by 27% between the two periods despite a 7% increase in the local currency.

Elsewhere in the Group, there was good news across most of Europe where, with the exception of Germany and Portugal, we have seen a steady increase in turnover throughout the period. Russia, in particular, has seen a 5 fold increase in turnover from £0.5 million in the first six months of 2002 to £2.7 million in the same period of 2003.

Centre contribution

With tough economic conditions prevailing throughout all the major economies, we continue to see pressure on our margins. Despite this, we have been able to hold margins relatively steady throughout the last 18 months. The headline fall in contribution can almost entirely be explained by the sale of the UK business plus adverse currency movements.

Until the Chapter 11 process is legally completed, we continue to accrue costs at the current rates, which are cumulatively £7 million in excess of those in our Chapter 11 proposals. We therefore expect to see an improving contribution performance in the Americas region.

Our Asian and African businesses have continued to perform well doubling their contribution to 12% of turnover in the first half of 2003, an increase from less than 5% of turnover in the same period last year.

6	Interim Report 2003

Administrative expenses

Administrative expenses decreased 40% to £18.4 million (2002: £29.4 million) due to a continued focus on cost cutting and reducing overheads. Overall, administrative expenses as a percentage of revenues increased slightly to 14.2% compared to 13.4% in the first half of 2002, before exceptional items. This was almost entirely due to the sale of a majority stake in the UK business, which has a relatively low overhead to sales ratio (2002: 7%). Sales and marketing costs decreased 41% to £9.6 million (2002: £16.4 million) and held as a percentage of revenue at 7% (2002: 7%). Regional and central overheads decreased 33% to £8.8 million (2002: £13.1 million) but increased slightly as a percentage of revenue to 7% (2002: 6%).

Liquidity and capital resources

Cash at bank and in hand at 30 June 2003 was £49.5 million of which £21.6 million was free cash. Total bank indebtedness at 30 June 2003 was £12.5 million. The Group also had outstanding finance lease obligations of £20.8 million, of which £11.3 million is due within one year.

Cash outflow from operating activities in the six months ended 30 June 2003 was £13.7 million. The operating cash outflow before management of working capital was £7.9 million. The net working capital inflow in the six months was £5.8 million. Net cash outflow before management of liquid resources and financing was £7.2 million after paying tax of £0.7 million, interest (net) of £0.9 million, capital expenditure of £1.0 million and £9.1 million received for the sale of subsidiaries and investments.

On the basis that current trading conditions continue to prevail and our revenues remain at current levels, we believe we will be able to fund the ongoing business from existing cash resources and cash flows from operations.

7

Basis of preparation

The financial information set out below does not constitute the Company’s statutory accounts. The financial information for 2002 is derived from the statutory accounts for the year, which have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

Notwithstanding that the Group has recorded a net cash outflow of £7.2 million before management of liquid resources and financing for the six months ended 30 June 2003 and that the Group has net current liabilities, the financial statements have been prepared on a going concern basis. The directors have reviewed the Group's cash resources and projections in the context of the current and expected future levels of trading having regard to the planned actions described above. They have concluded that the Group will be able to meet its financial obligations as they fall due for at least the next twelve months.

8	Interim Report 2003

Consolidated profit and loss account

for the 6 months ended 30 June 2003 and 30 June 2002

			6 months	6 months
			ended	ended
			30 June ’03	30 June ’02
			(unaudited)	(unaudited)
	Note		£’000	£’000

Turnover (including share of joint ventures & associates)	1		165,281	224,981
Less: Share of turnover of joint ventures	1		(3,101)	(4,940)
Less: Share of turnover of associate	1		(32,763)

Group Turnover			129,417	220,041

Cost of sales (centre costs) before exceptional items			(131,370)	(206,993)
Exceptional cost of sales	2	(a)	2,348	3,097

Cost of sales (centre costs) after exceptional items			(129,022)	(203,896)

Gross profit (centre contribution)			395	16,145

Administration expenses before exceptional items			(18,393)	(29,439)
Exceptional administration expenses	2	(a)	(6,484)	(2,820)

Administration expenses			(24,877)	(32,259)

Group operating loss			(24,482)	(16,114)
Share of operating loss in joint ventures & associates	1		(3,475)	(2,791)

Total operating loss: Group and share of joint
ventures and associates	1		(27,957)	(18,905)
Profit/(loss) on sale of group undertakings	2	(b)	8,712	(277)
Profit of sale of own shares			1,043

Loss before interest and taxation			(18,202)	(19,182)
Net interest (payable)/receivable
– Group			(1,112)	(3,140)
– Joint ventures and associates			24	(77)

Loss on ordinary activities before tax			(19,290)	(22,399)
Tax on loss on ordinary activities			(1,141)	(3,913)

Loss on ordinary activities after tax			(20,431)	(26,312)
Minority interests (equity)			418	681

Retained loss for the period			(20,013)	(25,631)

Loss per ordinary share:	3
Basic and diluted (p)			(3.5)	(4.5)
Basic and diluted before exceptional items (p)			(4.5)	(4.5)

All results arose from continuing operations.

9

Consolidated balance sheets

as at 30 June 2003 and 31 December 2002

		As at	As at
		30 June ’03	31 Dec ’02
		(unaudited)	(audited)
	Note	£’000	£’000

Fixed assets
Tangible assets		82,568	93,772
Investments
Investments in own shares		1,285	3,805
Investments in associates		11,857	12,458
Other investments		29	29

Total investments	4	13,171	16,292

		95,739	110,064

Current assets
Stock		217	293
Debtors: amounts falling due within one year		61,347	59,025
Cash at bank and in hand		49,498	58,610

		111,062	117,928
Creditors: amounts falling due within one year		(170,775)	(177,963)

Net current liabilities		(59,713)	(60,035)

Total assets less current liabilities		36,026	50,029
Creditors: amounts falling due after more than one year		(18,133)	(19,796)
Provision for deficit on joint ventures
Share of gross assets		7,047	8,630
Share of gross liabilities		(11,407)	(10,253)
	4	(4,360)	(1,623)
Provisions for liabilities and charges due after more
than one year	5	(61,759)	(57,242)

Net liabilities		(48,226)	(28,632)

Capital and reserves
Called up share capital		29,110	29,110
Share premium account		279,765	279,765
Other reserves		6,533	6,508
Profit and loss account		(362,986)	(343,775)

Equity shareholders’ deficit		(47,578)	(28,392)
Equity minority interests		(648)	(240)

		(48,226)	(28,632)

10	Interim Report 2003

Consolidated cash flow statement

for the 6 months ended 30 June 2003 and 30 June 2002

			6 months	6 months
			ended	ended
			30 June ’03	30 June ’02
			(unaudited)	(unaudited)
	Note		£’000	£’000

Cash outflow from continuing operating activities
Net cash outflow	6	a	(13,693)	(15,680)

Returns on investments and servicing of finance
Interest received			210	1,216
Interest paid			(205)	(939)
Interest paid on finance leases			(907)	(1,405)

			(902)	(1,128)

Taxation
Tax paid			(718)	(2,411)

			(718)	(2,411)

Capital expenditure and financial investment
Purchase of tangible fixed assets			(2,058)	(8,972)
Sale of tangible fixed assets			1,044	306
Sale of own shares			3,563	–

			2,549	(8,666)

Acquisitions and disposals
Cash disposed with subsidiary			(1,137)	(44)
Sale of subsidiary undertakings			6,695	–
Investments in joint ventures			–	(745)

			5,558	(789)

Cash outflow before management of liquid
resources and financing			(7,206)	(28,674)
Management of liquid resources	6	b	(2,737)	54,674
Financing	6	b	(2,361)	(22,993)

(Decrease)/increase in cash in the period	6(c)	(d)	(12,304)	3,007

11

Statement of total recognised gains and losses

for the 6 months ended 30 June 2003 and 30 June 2002

	6 months	6 months
	ended	ended
	30 June ’03	30 June ’02
	(unaudited)	(unaudited)
	£’000	£’000

Retained loss for the financial period	(20,013)	(25,631)
Currency translation differences	827	8,321

Total recognised gains and losses for the period	(19,186)	(17,310)

Reconciliation of movements in consolidated shareholders’ deficit

	30 June ’03	31 Dec ’02
	(unaudited)	(audited)
	£’000	£’000

Retained loss for the financial period	(20,013)	(123,399)
Net proceeds of ordinary shares issued	–	4
Currency translation differences	827	4,108
Reclassification of fair value of warrants to non-distributable reserves	–	2,450

Decrease in shareholders’ deficit	(19,186)	(116,837)
Shareholders’ (deficit)/funds at 1 January	(28,392)	88,445

Shareholders’ deficit at period end	(47,578)	(28,392)

12	Interim Report 2003

Notes

1. Segmental reporting

Turnover

	6 months	6 months
	ended	ended
	30 June ’03	30 June ’02
	(unaudited)	(unaudited)
	£’000	£’000

UK*	34,764	89,595
Rest of Europe*	72,420	68,698
Americas	43,240	51,407
Rest of World	14,857	15,281

	165,281	224,981

Total Group	129,417	220,041
Total joint ventures and associates	35,864	4,940

Operating loss
	6 months	6 months
	ended	ended
	30 June ’03	30 June ’02
	(unaudited)	(unaudited)
	£’000	£’000

UK*	(669)	9,927
Rest of Europe*	2,927	(4,976)
Americas	(26,587)	(17,683)
Rest of World	(92)	(1,054)
Other office costs	(3,536)	(5,119)

	(27,957)	(18,905)

Total Group	(24,482)	(16,114)
Total joint ventures and associates	(3,475)	(2,791)

* Following the sale of 58% of the UK business to Alchemy Partners, we have restated the 2002 segmental analysis by including Ireland under Rest of Europe rather than with the UK, where it was previously shown.

13

2. (a) Exceptional costs/(credits)

	6 months	6 months
	ended	ended
	30 June ’03	30 June ’02
	(unaudited)	(unaudited)
	£’000	£’000

Cost of sales
Onerous leases, related closure & restructuring costs	1,210	(3,097)
Adjustment to tangible asset impairment provision	(3,558)	–
Administration expenses
Onerous leases, related closure & restructuring costs	6,484	2,820

	4,136	(277)

2. (b) (Profit)/loss on sale of group undertakings

	6 months	6 months
	ended	ended
	30 June ’03	30 June ’02
	(unaudited)	(unaudited)
	£’000	£’000

Liquidation of German subsidiary	(2,017)	–
UK deferred consideration	(6,695)	–
Romania sold to Franchisee	–	277

	(8,712)	277

14	Interim Report 2003

3. Loss per share

Loss per share after exceptional items is based on losses for the six months ended 30 June 2003 and 2002 of £(20,013,000) and £(25,631,000) respectively. Loss per share before exceptional items and profit on business disposals based on losses for the six months ended 30 June 2003 and 2002 of £(25,632,000) and £(25,631,000) respectively. Losses per share are calculated using the following weighted average numbers of shares:

	6 months	6 months
	ended	ended
	30 June ’03	30 June ’02
	’000	’000

Ordinary shares
– basic and diluted	564,929	564,037

4. Investments
	Group		Group
	Investment	Group	Interest in	Group
	in own	Interest in	Joint	Other	Group
	shares	associates	Ventures	Investments	Total
	£’000	£’000	£’000	£’000	£’000

At 1 January 2002	3,805	–	1,094	33	4,932
Exchange differences	–	–	(6)	(4)	(10)
Additions	–	12,458	746	–	13,204
Disposals	–	–	2,181	–	2,181
Share of retained losses	–	–	(5,638)	–	(5,638)

At 31 December 2002	3,805	12,458	(1,623)	29	14,669
Exchange differences	–	–	112	–	112
Disposals	(2,520)	–	–	–	(2,520)
Share of retained losses	–	(601)	(2,849)	–	(3,450)

At 30 June 2003	1,285	11,857	(4,360)	29	8,811

15

		6 months	6 months
		ended	ended
		30 June ’03	30 June ’02
		(unaudited)	(audited)
		£’000	£’000

42% share of Regus UK
Turnover		32,763	–

Profit before tax		(601)	–
Taxation		–	–

Profit after tax		(601)	–

Fixed assets		23,225	–
Current assets		32,253	–
Liabilities due within one year		(43,525)	–
Liabilities due after one year		(96)	–

Net assets		11,857	–

5. Provisions
		Group
	Group	Onerous
	Deferred	lease	Group
	tax	obligations	Total
	£’000	£’000	£’000

At 1 January 2002	856	27,446	28,302
Provided in period	–	50,785	50,785
Utilised in period	(1,506)	(19,250)	(20,756)
Provisions released on disposal of business	–	(563)	(563)
Exchange differences	1	(527)	(526)

At 31 December 2002	(649)	57,891	57,242
Provided in period	892	6,028	6,920
Utilised in period	–	(3,407)	(3,407)
Exchange differences	–	1,004	1,004

At 30 June 2003	243	61,516	61,759

Amounts falling due within one year	243	44,719	44,962
Amounts falling due after one year	–	16,797	16,797

16	Interim Report 2003

6. (a) Reconciliation of operating (loss)/profit to net cash (outflow)/inflow from operating activities

	6 months	6 months
	ended	ended
	30 June ’03	30 June ’02
	(unaudited)	(unaudited)
	£’000	£’000

Continuing operations
Operating loss	(24,482)	(16,114)
Depreciation charge	12,320	29,190
Goodwill amortisation	–	121
Loss on disposal of fixed assets	5,180	273
Impairment of fixed assets	(3,558)	–
Decrease in provisions	2,620	(10,173)
Decrease/(increase) in stocks	71	(23)
Decrease/(increase) in debtors	(208)	(7,295)
Decrease in creditors	(5,636)	(11,659)

Net cash outflow from continuing operations	(13,693)	(15,680)

The cash outflow for 2003 includes £1.2 million (2002: £11.0 million) relating to the exceptional items charged during the previous year.

6. (b) Financing and management of liquid resources
	6 months	6 months
	ended	ended
	30 June ’03	30 June ’02
	(unaudited)	(unaudited)
	£’000	£’000

Management of liquid resources
New cash deposits	(13,011)	(12,349)
Repayment of cash deposits	10,274	67,023

	(2,737)	54,674

Financing
New loans	2,420	875
Repayment of loans	(944)	(16,625)
Payment of principal under finance leases	(3,837)	(7,855)
Issue of equity shares	–	612

	(2,361)	(22,993)

17

6. (c) Reconciliation of net cash flow to movement in net funds

	6 months	6 months
	ended	ended
	30 June ’03	30 June ’02
	(unaudited)	(unaudited)
	£’000	£’000

(Decrease)/increase in cash in the period	(12,304)	3,007
Cash outflow from change in borrowings and finance leases	2,361	23,605
Cash outflow/(inflow) from change in liquid resources	2,737	(54,674)

Change in net funds from cash flows	(7,206)	(28,062)
Business disposals	(710)	–
Other non-cash items:
New finance leases	465	(2,001)
Un-amortised warrants reserve	–	565
Translation difference	1,265	1,803

Movement in net funds in the period	(6,186)	(27,695)
Net funds at 1 January	22,384	31,029

Net funds at 30 June	16,198	3,334

18	Interim Report 2003

6. (d) Analysis of changes in net funds

	At 1		Acquisitions	Other		At 30
	Jan		and	Non-cash	Exchange	June
	2003	Cashflow	disposals	changes	movement	2003
	£’000	£’000	£’000	£’000	£’000	£’000

Cash at the bank and in hand	29,065	(12,230)	–	–	491	17,326
Overdrafts	(1,253)	(74)	–	–	(35)	(1,362)

	27,812	(12,304)	–	–	456	15,964
Debt due after 1 year	(6,266)	(2,350)	76	2	(60)	(8,598)
Debt due within 1 year	(3,526)	874	15	(2)	71	(2,568)
Finance leases due
after 1 year	(13,393)	4,820	–	(793)	(63)	(9,429)
Finance leases due
within 1 year	(11,788)	(983)	19	1,258	151	(11,343)

	(34,973)	2,361	110	465	99	(31,938)
Liquid resources	29,545	2,737	(820)	–	710	32,172

	22,384	(7,206)	(710)	465	1,265	16,198

Liquid Resources at 30 June 2003 include cash held on deposit of which £2.1 million (December 2002: £2.6 million) relates to collateral against bank loans and £25.8 million (December 2002: £26.1 million) relates to deposits which are held by banks as security for the issuance of bank guarantees to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the business.

Non-cash changes comprise new finance leases, reclassifications between categories and the balance of the warrants reserve after amortisation based on a constant rate of return on the outstanding balance.

19

www.regus.com Regus plc 3000 Hillswood Drive Chertsey Surrey KT16 ORS United Kingdom Registered number: 3548821

     Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1955. The U.S. Private Securities Litigation Reform Act of 1955 provides a “safe harbor” for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of the Company’s bankruptcy proceedings in the United States, the impact of heightened competition, changes in the Company’s strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus’s area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus’s financial condition, results of operation and liquidity, see “Risk Factors” and “Operating Results” of the Company’s Annual Report on Form 20-F.